UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                             Technest Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    878379205
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Southridge Partners LP
                                 90 Grove Street
                               Ridgefield CT 06877
                             Attn: Mr. Stephen Hicks

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                              David Danovich, Esq.
                               Gersten Savage, LLP
                              600 Lexington Avenue
                             New York New York 10022


                                 August 31, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 878379205
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Southridge Partners LP

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     06-1494618
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*:

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    7,539,064
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           7,539,064
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,539,064
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     37.92%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*:

     PN
--------------------------------------------------------------------------------

CUSIP No. : 878379205
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Southridge Investment Group LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     52-2088496
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*:

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    500,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           500,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     500,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     2.51%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*:

     BD
--------------------------------------------------------------------------------

CUSIP No. : 878379205
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Southshore Capital Fund Ltd.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*:

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,337,225
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,337,225
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,337,225
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     6.72 %
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*:

     CO
--------------------------------------------------------------------------------

CUSIP No. : 878379205
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Aberdeen Avenue LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*:

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    4,737,082
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,737,082
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,737,082
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     23.83%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*:

     OO Limited Liability Company
--------------------------------------------------------------------------------

CUSIP No. : 878379205
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Garth LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*:

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    306,047
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           306,047
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     306,047
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     1.54%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*:

     OO Limited Liability Company
--------------------------------------------------------------------------------

CUSIP No. 878379205


Item 1. Security and Issuer

The name of the issuer is Technest Holdings, Inc. (the "Issuer" or the "Company"). The address of the Issuer's offices is 10411 Motor City Drive, Suite 650, Bethesda, MD 20817. This Schedule 13D relates to the Issuer's Common Stock, par value $.001 per share (the "Common Stock").


Item 2. Identity and Background

This statement is being filed by Southridge Partners L.P., a Delaware limited partnership ("Southridge Partners"), Southridge Investment Group LLC, formerly known as Greenfield Capital Partners LLC, a Delaware limited liability company ("SIG"), Southshore Capital Fund Ltd., a Cayman Island corporation, ("Southshore"), Aberdeen Avenue LLC, a Cayman Island limited liability company ("Aberdeen"), and Garth LLC, a Cayman Island limited liability company ("Garth") (each entity individually is a "Reporting Person" and collectively the "Reporting Persons"). Southridge Capital Management LLC, a Delaware limited liability company ("Southridge Capital"), acts as the general partner of Southridge Partners. Mr. Stephen Hicks is the President and control person of Southridge Capital. Southridge Capital also acts as an investment advisor or sub- advisor to each of Southshore, Aberdeen, and Garth.

Mr. Hicks is the President and control person of the member holding the majority membership interest in SIG. Mr. Michael Byl is the President of SIG. Mr. David Sims serves as the President of the corporate director of each of Southshore, Aberdeen, and Garth.

The address for each of Southridge Capital, SIG, Mr. Hicks and Mr. Byl is 90 Grove Street, Ridgefield, CT 06877. The principal business of Southridge Partners, Southridge Capital and Mr. Hicks is that of making direct investments in the securities of both domestic and foreign issuers. The principal business of SIG is that of a registered broker dealer.

The address for Southshore is Harbour House, 2nd Floor, Waterfront Drive, Road Town, Tortola, British Virgin Islands. The address for each of Aberdeen and Garth is c/o ATC Trustees (Cayman) Limited, PO Box 30592 SMB, Cayside, 2nd Floor, George Town, Grand Cayman, Cayman Islands, BWI. The principal business of Southshore, Aberdeen and Garth is that of making direct investments in the securities of both domestic and foreign issuers.

None of the Reporting Persons, Mr. Hicks, Mr. Byl or Mr. Sims during the last five years has been convicted in a criminal proceeding. None of the Reporting Persons, Mr. Hicks Mr. Byl or Mr. Sims during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Mr. Hicks is a Canadian citizen, residing in the United States.
Mr. Michael Byl is a United States citizen.
Mr. David Sims is a citizen of the Republic of South Africa, residing in the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration:

The source of the funding for the transactions for each of the Reporting Persons was working capital, other than SIG, which received its shares for services provided. Other than SIG, which is a registered broker dealer, each of the Reporting Persons is a separate investment fund whose capital consists of contributions from its respective partners and investors, as well as capital appreciation derived from investments made in the securities of both domestic and foreign issuers.

Item 4. Purpose of Transaction:

(a) Southridge Partners received 3,000,000 shares of the Company's Common Stock pursuant to a certain Release Agreement entered into on August 31, 2007 between the Reporting Person and the Company, as further disclosed under Item 3.02 of the Issuer's Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the "SEC") on September 7, 2007 (the "Release Agreement"). In addition, pursuant to the Release Agreement, Southridge Partners has the right to identify two members for nomination to the board of directors of the Issuer. The transaction was effected for investment purposes.

Southridge Partners received 1,199,261 shares of the Issuer's Common Stock on June 15, 2007 and 636.25 of Series G Preferred Stock issued by Markland Technologies, Inc., parent company of the Issuer ("Markland") in connection with a transaction between Southridge Partners, Markland, Southshore Capital Fund Ltd., Brittany Capital Management, Ltd., Aberdeen Avenue LLC, Robert Tarini, Markland's former Chief Executive Officer, and Gino Pereira, Markland's Chief Financial Officer, as further disclosed Markland's Current Report on Form 8-K, which was filed with the SEC on June 29, 2007 (the "Settlement Transaction"). Pursuant to such Settlement Transaction, Southshore received 788,987 shares of the Issuer's Common Stock and 111.81 of Series G Preferred Stock issued by Markland, and Aberdeen received 1,167,701 shares of the Issuer's Common Stock on June 15, 2007 and 1,203.18 of Series G Preferred Stock issued by Markland.

Each Reporting Person may from time to time acquire additional shares of Common Stock, or dispose of shares of Common Stock owned by such Reporting Person, in open market or privately negotiated transactions, depending upon market conditions, investment considerations, or other factors.

(b) - (c) Each of Southridge Partners, SIG and Southshore has agreed to vote its shares of common stock held as of the record date in favor of the sale of E-OIR Technologies, Inc. to third party purchaser EOIR Holdings LLC, as further disclosed in Issuer's Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the "SEC") on September 10, 2007.

(d)- (j) Southridge Partners has the right to identify two members for nomination to the board of directors of Issuer. The appointment of two such board members does not constitute a majority of the board of directors, however such Reporting Person is in a position to exercise influence on the management and affairs of the Issuer.

Item 5. Interest in Securities of the Issuer:

(a) Southridge Partners is the beneficial owner of an aggregate of 7,539,064 shares of Issuer's Common Stock, which number includes: (i) 5,507,084 shares of Common Stock; (ii) 344,827 shares of the Issuer's Series C Preferred Stock, which is convertible, subject to certain restrictions, into 344,827 shares of the Issuer's Common Stock; (iii) 611.25 shares of Markland's Series G Preferred Stock, which is convertible, subject to certain restrictions, into an additional 1,687,153 shares of the Issuer's Common Stock. Such shares of Issuer's Common Stock represent in the aggregate 37.92% of the outstanding shares of Common Stock (based on the number of outstanding shares totaling 19,878,979).

SIG is the beneficial owner of 500,000 shares of the Company's Common Stock pursuant to the conversion by SIG of 166.67 shares of Markland's Series E Preferred Stock. In aggregate, such shares of Issuer's Common Stock represent in the aggregate 2.51% of the outstanding shares of Common Stock (based on the number of outstanding shares totaling 19,878,979).

Southshore is the beneficial owner of an aggregate of 1,337,225 shares of Issuer's Common Stock, which number includes: (i) 971,144 shares of Common Stock; (ii) 57,467 shares of the Issuer's Series C Preferred Stock, which is convertible, subject to certain restrictions, into 57,467 shares of the Issuer's Common Stock; (iii) 111.81 shares of Markland's Series G Preferred Stock, which is convertible, subject to certain restrictions, into and additional 308,614 shares of the Issuer's Common Stock. Such shares of Issuer's Common Stock represent in the aggregate 6.72% of the outstanding shares of Common Stock (based on the number of outstanding shares totaling 19,878,979).

Aberdeen is the beneficial owner of an aggregate of 4,737,082 shares of Issuer's Common Stock, which number includes: (i) 1,416,101 shares of Common Stock; (ii) 1,203.18 shares of Markland's Series G Preferred Stock, which is convertible, subject to certain restrictions, into and additional 3,320,981 shares of the Issuer's Common Stock. Such shares of Issuer's Common Stock represent in the aggregate 23.83% of the outstanding shares of Common Stock (based on the number of outstanding shares totaling 19,878,979).

Garth is the beneficial owner of an aggregate of 306,047 shares of Issuer's Common Stock, which number represents 64.631 shares of the Issuer's Series A Preferred Stock, which is convertible in 306,047 shares of the Issuer's Common Stock. Such shares of Issuer's Common Stock represent in the aggregate 1.54% of the outstanding shares of Common Stock (based on the number of outstanding shares totaling 19,878,979).

(b) Each Reporting Person has the sole right to vote the shares owned by such Reporting Person. Along with each Reporting Person, Southridge Capital has the shared power to dispose, or direct the disposition, of the shares owned by each of Southridge Partners, Southshore, Aberdeen and Garth. Southridge Capital is the general partner of Southridge Partners, and serves as the investment advisor or sub- advisor to Southshore, Aberdeen and Garth. Mr. Stephen Hicks is the President and control person of Southridge Capital. Each Reporting Person hereto disclaims beneficial ownership of Issuer's securities held by any other person or entity.

(c) Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transactions in shares of the Issuer's Common Stock during the past sixty days.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by such Reporting Persons.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Each of Southridge Partners, SIG and Southshore has agreed to vote its shares of common stock held as of the record date in favor of the sale Issuer's wholly owned subsidiary E-OIR Technologies, Inc. to third party purchaser EOIR Holdings LLC, as further disclosed pursuant to Issuer's Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the "SEC") on September 10, 2007.


Item 7. Material to be Filed as Exhibits

       Exhibit No.      Description

            1 The Issuer's Current Report on Form 8-K, filed with the SEC on September 7, 2007 (incorporated by reference).

            2 The Issuer's Current Report on Form 8-K, filed with the SEC on September 10, 2007 (incorporated by reference).

            3 Markland Technologies, Inc. Current Report on Form 8-K, filed with the SEC on June 29, 2007 (incorporated by reference).

                                    SIGNATURE


      After reasonable inquiry and to the best of each Reporting Person's knowledge and belief, each Reporting Person certifies that the information set forth with respect to such Reporting Person in this statement is true, complete and correct.

Dated: September 28, 2007

                                       Southridge Partners LP


                                         By:    /s/ Stephen Hicks
                                                --------------------------------
                                         Name:  Stephen Hicks
                                         Title: President of General Partner


                                       Southridge Investment Group LLC


                                         By:    /s/ Michael Byl
                                                --------------------------------
                                         Name:  Michael Byl
                                         Title: President


                                       Southshore Capital Fund Ltd.


                                         By:    /s/ David Sims
                                                --------------------------------
                                         Name:  Navigator Management Ltd.
                                         Title: David Sims, President


                                       Aberdeen Avenue LLC


                                         By:    /s/ David Sims
                                                --------------------------------
                                         Name:  Navigator Management Ltd.
                                         Title: David Sims, President


                                       Garth LLC


                                         By:    /s/ David Sims
                                                --------------------------------
                                         Name:  Navigator Management Ltd.
                                         Title: David Sims, President

                                LIST OF EXHIBITS
                                       to
                                  Schedule 13D



       Exhibit No.      Description

            1 The Issuer's Current Report on Form 8-K, filed with the SEC on September 7, 2007 (incorporated by reference).

            2 The Issuer's Current Report on Form 8-K, filed with the SEC on September 10, 2007 (incorporated by reference).

            3 Markland Technologies, Inc. Current Report on Form 8-K, filed with the SEC on June 29, 2007 (incorporated by reference).